Exhibit 99.1

Management’s Discussion and Analysis

For the period ended September 30, 2014

Dated November 5, 2014

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

Sale of U.S. Annuity Business

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The purchase price adjustment was finalized in the first quarter of 2014 and resulted in no change to the loss on sale recorded in 2013.

We have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. In accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations beginning in the fourth quarter of 2012.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), including operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income those impacts that are not operational or ongoing in nature to assist investors in understanding our business performance. Such operating adjustments include: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Beginning in the first quarter of 2014, we are reporting underlying net income (loss) to assist in explaining our underlying business performance. This measure replaces operating net income (loss) excluding the net impact of market factors that was reported in 2013. Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the following items that create volatility in our results under IFRS: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as operating adjustments and when removed assist in explaining our results from period to period. Market related impacts include: (i) the net impact of changes in

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	3

interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; and (iii) the net impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q3 2014 vs. Q3 2013 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. Assumptions require significant judgment and regular review and, where appropriate, revision. The impact of assumption changes related to actions taken by management in the current reporting period, referred to as management actions, include for example, changes in the prices of in-force products, new or revised reinsurance on in-force business or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible securities.

Other non-IFRS financial measures that we use include operating ROE, underlying ROE, adjusted revenue, administrative services only (“ASO”), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”) and assets under administration.

Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Reconciliation of Non-IFRS Financial Measures and in our 2013 annual MD&A under the heading Use of Non-IFRS Financial Measures.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The discussion of our results in this document is of the Continuing Operations as there were no Discontinued Operations in 2014. Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE for comparative periods is based on the Combined Operations. For additional information on the Discontinued Operations refer to Note 3 in our Interim Consolidated Financial Statements for the third quarter of 2014 and our annual MD&A and Annual Consolidated Financial Statements for the year ended December 31, 2013.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(1)	467	488	454	642	422	1,409	1,301
Reported net income (loss) from Continuing Operations	435	425	400	571	324	1,260	1,125
Underlying net income (loss) from Continuing Operations(1)	517	499	440	375	448	1,456	1,206
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(1)	0.76	0.80	0.74	1.05	0.69	2.30	2.15
Reported EPS from Continuing Operations (diluted)	0.71	0.69	0.65	0.93	0.53	2.05	1.85
Underlying EPS from Continuing Operations (diluted)(1)	0.84	0.81	0.72	0.61	0.74	2.38	2.00
Reported basic EPS from Continuing Operations ($)	0.71	0.70	0.66	0.94	0.53	2.06	1.87
Total Company (Combined Operations)
Net income (loss)
Reported net income (loss) from Continuing Operations	435	425	400	571	324	1,260	1,125
Reported net income (loss) from Discontinued Operations	–	–	–	(21)	(844)	–	(733)
Reported net income (loss) from Combined Operations	435	425	400	550	(520)	1,260	392
Reported EPS ($)
Reported EPS from Combined Operations (diluted)	0.71	0.69	0.65	0.90	(0.84)	2.05	0.65
Reported EPS from Combined Operations (basic)	0.71	0.70	0.66	0.91	(0.86)	2.06	0.65
Avg. common shares outstanding (millions)	612	611	610	608	606	611	603
Closing common shares outstanding (millions)	612.7	611.4	610.6	609.4	607.1	612.7	607.1
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.08	1.08
MCCSR ratio(2)	218%	222%	221%	219%	216%	218%	216%
Return on equity (%)(3)
Operating ROE(1)	11.9%	12.6%	12.0%	17.7%	12.6%	12.2%	14.0%
Underlying ROE(1)	13.1%	12.9%	11.6%	n/a	n/a	12.6%	n/a
Premiums and deposits
Net premium revenue	2,695	2,372	2,228	2,824	2,408	7,295	6,815
Segregated fund deposits	1,907	2,611	2,576	1,917	2,227	7,094	6,553
Mutual fund sales(1)(4)	14,714	16,267	18,567	14,679	16,242	49,548	50,351
Managed fund sales(1)	8,170	6,131	7,579	9,778	11,410	21,880	30,187
ASO premium and deposit equivalents(1)	1,638	1,495	1,760	1,551	1,460	4,893	4,422
Total premiums and deposits(1)(4)	29,124	28,876	32,710	30,749	33,747	90,710	98,328

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)	Underlying ROE and operating ROE beginning in the first quarter of 2014 are prepared based on the Continuing Operations. Operating ROE in prior quarters is based on the Combined Operations.
(4)

Beginning in the first quarter of 2014, our results have been restated to include the sales of Birla Sun Life Asset Management Company equity and fixed income mutual funds based on our proportionate equity interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	5

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Assets under management
General fund assets	133,623	129,253	128,171	123,390	121,248	133,623	121,248
Segregated funds	82,058	82,461	80,054	76,141	71,658	82,058	71,658
Mutual funds, managed funds and other AUM(1)(2)	482,499	472,677	467,662	440,306	397,584	482,499	397,584
Total AUM(1)(2)	698,180	684,391	675,887	639,837	590,490	698,180	590,490
Capital
Subordinated debt and other capital(3)	2,857	2,849	2,606	3,099	3,094	2,857	3,094
Participating policyholders’ equity	133	131	133	127	126	133	126
Total shareholders’ equity	18,156	17,641	17,818	17,227	16,600	18,156	16,600
Total capital	21,146	20,621	20,557	20,453	19,820	21,146	19,820

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

Beginning in the first quarter of 2014, the results of our joint ventures have been included based on our proportionate equity interest resulting in a decrease of $4.2 billion. In the second quarter of 2014 we have begun to include AUM in International in SLF U.S. and have restated AUM for the first quarter of 2014 to include $4.8 billion of these assets.

(3)

Other capital refers to innovative capital instruments consisting of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as senior debentures in our Annual and Interim Consolidated Financial Statements. See Capital and Liquidity Management – Capital in our annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). The discussion of our results is of the Continuing Operations.

Q3 2014 vs. Q3 2013

Our reported net income from Continuing Operations was $435 million in the third quarter of 2014, compared to $324 million in the third quarter of 2013. Operating net income from Continuing Operations was $467 million for the quarter ended September 30, 2014, compared to $422 million for the same period last year. Underlying net income from Continuing Operations was $517 million, compared to $448 million in the third quarter of 2013.

Our reported net loss from Discontinued Operations was $844 million in the third quarter of 2013, reflecting the disposition of our U.S. Annuity Business, resulting in a reported loss from Combined Operations of $520 million in the third quarter of 2013.

Operating ROE and underlying ROE in the third quarter of 2014 were 11.9% and 13.1%, respectively. Operating ROE in the third quarter of 2013 was 12.6% on a Combined Operations basis.

6	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the third quarter of 2014 and 2013.

	Quarterly results
($ millions, after-tax)	Q3’14	Q3’13
Reported net income	435	324
Certain hedges that do not qualify for hedge accounting in SLF Canada	2	(2)
Fair value adjustments on share-based payment awards at MFS	(31)	(59)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	–	(22)
Restructuring and other related costs(2)	(3)	(15)
Operating net income	467	422
Equity market impact
Net impact from equity market changes	1	34
Net basis risk impact	(4)	(13)
Net equity market impact(3)	(3)	21
Interest rate impact
Net impact from interest rate changes	(56)	46
Net impact of credit spread movements	6	(8)
Net impact of swap spread movements	–	(11)
Net interest rate impact(4)	(50)	27
Net increases (decreases) from changes in the fair value of real estate	(1)	9
Market related impacts	(54)	57
Assumption changes and management actions	4	(83)
Underlying net income	517	448
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	22	19
Mortality/morbidity	(14)	(7)
Credit	9	15
Lapse and other policyholder behaviour	(8)	(1)
Expenses	(17)	(12)
Other	9	10
Other items(6)	29	13

(1)

Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.

(2)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(3)

Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In the third quarter of 2014, Other items is comprised of non-recurring tax benefits pertaining to SLF U.K. and MFS. In the third quarter of 2013, Other items is comprised of tax items in SLF U.K.

Our reported net income from Continuing Operations for the third quarter of 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for the third quarter of 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, restructuring and other related costs and excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. The net impact of these items reduced reported net income from Continuing Operations by $32 million in the third quarter of 2014 compared to a reduction of $98 million in the third quarter of 2013. In addition, our operating net income from Continuing Operations in the third quarter of 2014 increased by $17 million as a result of movements in currency rates relative to the average exchange rates in the third quarter of 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	7

Our underlying net income from Continuing Operations for the third quarter of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•

the unfavourable impact of market related items as outlined in the preceding table of $54 million in the third quarter of 2014 compared to a favourable impact of $57 million in the third quarter of 2013; and

•	the favourable impact of assumption changes and management actions of $4 million in the third quarter of 2014 and an unfavourable impact of $83 million in the third quarter of 2013.

The net impact of these items reduced operating net income by $50 million in the third quarter of 2014, compared to a decrease of $26 million in the third quarter of 2013.

Net income from Continuing Operations in the third quarter of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable mortality and morbidity and expense experience.

Net income from Continuing Operations in the third quarter of 2013 also reflected gains from investment activity on insurance contract liabilities, positive impacts from credit, tax benefits and business growth, partially offset by mortality and morbidity and expense experience.

Q3 2014 vs. Q3 2013 (year-to-date)

Our reported net income from Continuing Operations was $1,260 million for the first nine months of 2014, compared to $1,125 million in the first nine months of 2013. Operating net income from Continuing Operations was $1,409 million for the first nine months ended September 30, 2014, compared to $1,301 million for the same period last year. Underlying net income from Continuing Operations was $1,456 million, compared to $1,206 million for the first nine months of 2013.

Operating ROE and underlying ROE for the first nine months of 2014 were 12.2% and 12.6%, respectively. Operating ROE for the first nine months of 2013 was 14.0% on a Combined Operations basis.

8	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the nine months ended September 30, 2014 and 2013.

	Year-to-date
($ millions, after-tax)	2014	2013
Reported net income	1,260	1,125
Certain hedges that do not qualify for hedge accounting in SLF Canada	(1)	21
Fair value adjustments on share-based payment awards at MFS	(126)	(153)
Assumption changes and management actions related to the sale of our U.S. Annuity Business(1)	–	(22)
Restructuring and other related costs(2)	(22)	(22)
Operating net income	1,409	1,301
Net equity market impact(3)	53	54
Net interest rate impact(4)	(158)	83
Net increases (decreases) from changes in the fair value of real estate	3	18
Market related impacts	(102)	155
Assumption changes and management actions	55	(60)
Underlying net income	1,456	1,206
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	90	65
Mortality/morbidity	(54)	18
Credit	43	41
Lapse and other policyholder behaviour	(25)	(22)
Expenses	(42)	(26)
Other	22	(19)
Other items(6)	29	13

(1)

Includes the impact on our insurance contract liabilities of dis-synergies resulting from the sale of our U.S. Annuity Business and the transfer of asset-backed securities to our Continuing Operations in 2013.

(2)	Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business.
(3)

Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items is comprised of non-recurring tax benefits pertaining to SLF U.K. and MFS. In 2013, Other items is comprised of tax items in SLF U.K.

Our reported net income from Continuing Operations for the first nine months of 2014 and 2013 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income from Continuing Operations. Operating net income from Continuing Operations for the first nine months of 2014 and 2013 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, restructuring and other related costs and excluded the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. The net impact of these items reduced reported net income from Continuing Operations by $149 million in the first nine months of 2014 compared to a reduction of $176 million in the same period of 2013.

Our underlying net income from Continuing Operations for the first nine months of 2014 and 2013 adjusts for market related impacts and assumption changes and management actions and excludes from operating net income:

•

the unfavourable impact of market related items as outlined in the preceding table of $102 million in the first nine months of 2014 compared to a favourable impact of $155 million in same period in 2013; and

•	the favourable impact of assumption changes and management actions of $55 million in the first nine months of 2014 compared to an unfavourable impact of $60 million in the same period in 2013.

The net impact of these items decreased operating net income by $47 million in the first nine months of 2014, compared to an increase of $95 million in the same period in 2013.

Net income from Continuing Operations for the first nine months of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, business growth and tax benefits, partially offset by unfavourable mortality and morbidity, expense, and lapse and other policyholder behaviour experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	9

Net income from Continuing Operations for the first nine months of 2013 also reflected gains from investment activity on insurance contract liabilities, positive mortality and morbidity and credit experience, partially offset by unfavourable lapse and other policyholder behaviour, expense experience, and other items.

Assumption Changes and Management Actions

Management makes judgments involving assumptions relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these assumptions is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of its products.

During the third quarter of 2014 the net impact of assumption changes and management actions resulted in an increase of $4 million to operating net income from Continuing Operations. During the third quarter of 2013 the net impact of assumption changes and management actions resulted in a charge of $83 million to operating net income from Continuing Operations, and an additional charge of $22 million to reported net income from Continuing Operations related to the sale of our U.S. Annuity Business in 2013.

Assumption changes and management actions by type

The following table sets out the impact of assumption changes and management actions on our net income in the third quarter of 2014.

Q3’14	Quarterly
($ millions, after-tax)	Impact on Net Income	Comments
Mortality/morbidity	(36)	Updates to reflect recent experience.

Lapse and other policyholder behaviour	(180)	Updates to reflect recent lapse and premium persistency experience across product lines and jurisdictions.

Expenses	16	Updates to reflect lower than previously assumed maintenance expenses.

Investment returns	107	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.

Other	97	Reflects various modelling enhancements, with the largest impact in SLF Canada Group Benefits.
Total impact on net income	4

Notable assumption changes and management actions expected in Q4 2014

Most actuarial method and assumption changes in 2014 have been implemented in the third quarter. Two notable exceptions are Actuarial Standards Board (“ASB”) changes described below, which are not effective until the fourth quarter, and changes to assumptions of future mortality improvements, which are being implemented in the fourth quarter so the impact is measured with the ASB changes in effect.

The ASB has made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. We are in the process of modeling these changes and estimate an increase to net income of approximately $325 million, with little or no increase in our reported sensitivity to changes in interest rates. The actual impact on net income of these changes will depend on a number of factors, including the level of interest rates at December 31, 2014 and finalization of models.

Emerging trends in population mortality improvement and evolving best practice indicate a need to increase our assumed rates of future mortality improvement, which is expected to have a negative impact on net income of approximately $300 million. The actual impact on net income of these changes will depend on a number of factors, including the level of interest rates at December 31, 2014 and finalization of models.

In the fourth quarter of 2013, we restructured internal reinsurance arrangements related to our closed block of individual universal life insurance products with no-lapse guarantee benefits in the U.S. In our 2013 MD&A we indicated that we expected insurance contract liabilities related to estimated future funding costs to be released as the regulatory environment becomes more certain. During the third quarter of 2014, the National Association of Insurance Commissioners published an exposure draft of a new guideline that would confirm the grandfathering of the current regulations if adopted. If it becomes reasonably certain that the current regulations will be grandfathered, the insurance contract liabilities related to estimated future funding costs would be released. If not, liabilities related to estimated future funding costs would be required in an amount consistent with the outcome. If the liabilities related to estimated future funding costs are released in the fourth quarter of 2014, the impact on net income would be an increase of approximately $190 million and the annual contribution to net income from this restructuring, disclosed in our 2013 MD&A as $15 million to $20 million, would cease after 2014.

These statements regarding the annual review of actuarial methods and assumptions are forward-looking.

10	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goodwill Impairment Testing

In the fourth quarter of 2014, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit’s (“CGU’s”) carrying value to its recoverable amount. We determine the recoverable amount by reference to an appraisal value that is impacted by the economic and regulatory environment, which includes changes in interest rates, market volatility, capital requirements and other factors, and is based on estimates of future sales, income, expenses, and level and cost of capital over the lifetime of the business.

A complete listing of our CGUs and the goodwill allocated to them is included in Note 10 of our 2013 Annual Consolidated Financial Statements.

Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on our MCCSR ratio.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

	Quarterly					Year-to-date
Exchange Rate	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Average
U.S. Dollar	1.088	1.090	1.102	1.049	1.039	1.094	1.023
U.K. Pounds	1.817	1.835	1.824	1.698	1.610	1.825	1.582
Period end
U.S. Dollar	1.120	1.067	1.105	1.062	1.031	1.120	1.031
U.K. Pounds	1.815	1.824	1.841	1.758	1.668	1.815	1.668

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the third quarter of 2014, our operating net income from Continuing Operations increased by $17 million as a result of movements in currency rates relative to the average exchange rates in the third quarter of 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	11

Performance by Business Group

As there were no Discontinued Operations in 2014, the discussion of our performance by business group, including comparative information, refers to Continuing Operations. For information on the Discontinued Operations in 2013, refer to Note 3 in our Interim Consolidated Financial Statements and to our 2013 annual MD&A and Annual Consolidated Financial Statements.

SLF Canada

	Quarterly results					Year-to-date
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Underlying net income (loss)(1)	237	195	210	148	222	642	651
Underlying adjustments:
Market related impacts	(33)	(2)	12	22	35	(23)	67
Assumption changes and management actions	35	4	16	(33)	(42)	55	(30)
Operating net income (loss)(1)	239	197	238	137	215	674	688
Operating adjustments:
Hedges that do not qualify for hedge accounting	2	(8)	5	17	(2)	(1)	21
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	–	16	–	16
Reported net income (loss)	241	189	243	154	229	673	725
Underlying ROE (%)(1)	12.8	10.6	11.6	n/a	n/a	11.6	n/a
Operating ROE (%)(1)	12.9	10.7	13.1	7.6	11.8	12.2	12.5
Operating net income (loss) by business unit(1)
Individual Insurance & Wealth(1)(2)	68	96	140	59	64	304	298
Group Benefits(1)	124	53	58	40	128	235	294
Group Retirement Services(1)	47	48	40	38	23	135	96
Total operating net income (loss)(1)	239	197	238	137	215	674	688

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Individual Insurance & Wealth was reported as Individual Insurance & Investments in 2013.

Q3 2014 vs. Q3 2013

SLF Canada’s reported net income was $241 million in the third quarter of 2014, compared to $229 million in the third quarter of 2013. Operating net income was $239 million, compared to $215 million in the third quarter of 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013.

Underlying net income in the third quarter of 2014 was $237 million, compared to $222 million in the third quarter of 2013. Underlying net income in SLF Canada excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $33 million in the third quarter of 2014 primarily driven by interest rates and equity markets, compared to a favourable impact of $35 million in the third quarter of 2013 primarily driven by equity markets; and

•	assumption changes and management actions, which had a favourable impact of $35 million in the third quarter of 2014, compared to an unfavourable impact of $42 million in the third quarter of 2013.

Adjustments to arrive at underlying net income in the third quarters of 2014 and 2013 are set out in the table above.

Net income in the third quarter of 2014 also reflected net realized gains on available-for-sale (“AFS”) assets, the favourable impact of gains from new business in Group Retirement Services (“GRS”) and the insurance business in Individual Insurance & Wealth, as well as gains from investing activities on insurance contract liabilities.

Net income in the third quarter of 2013 also reflected net realized gains on AFS assets, investing activities on insurance contract liabilities and positive morbidity experience in Group Benefits (“GB”).

In the third quarter of 2014, individual life and health insurance product sales remained unchanged at $75 million compared to the same period last year. Sales of individual wealth products increased 21% over the third quarter of 2013 due to strong mutual fund sales. Sales of Sun Life Global Investments (Canada) Inc. (“SLGI”) demonstrated strong growth with combined institutional and retail sales of $850 million, up 114% over the prior year. Retail mutual fund sales in SLGI this quarter continued its positive momentum from 2013, with sales up 128% over the same period in 2013.

12	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

GB sales increased 47% compared to the third quarter of 2013 primarily driven by activity in the large case market segment. GRS sales were down slightly compared to the prior year due to timing of large case market sales. Pension rollover sales were $390 million, an increase of 11% from the third quarter of 2013.

Q3 2014 vs. Q3 2013 (year-to-date)

Reported net income was $673 million for the first nine months of 2014, compared to $725 million for the nine months ended September 30, 2013. Operating net income for the first nine months of 2014 was $674 million, compared to $688 million in the same period of 2013. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2014 and 2013 and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013.

Underlying net income was $642 million in the nine months ended September 30, 2014, compared to $651 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $23 million in the first nine months of 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $67 million in the comparable period last year primarily driven by equity markets partially offset by interest rates; and

•

assumption changes and management actions, which had a favourable impact of $55 million in the first nine months of 2014, compared to an unfavourable impact of $30 million in the same period last year.

Adjustments to arrive at underlying net income for the nine months ended September 30, 2014 and 2013 are set out in the table above.

Net income for the nine months ended September 30, 2014 also reflected net realized gains on AFS assets, gains from new business in GRS and the insurance business in Individual Insurance & Wealth, as well as gains from investing activities on insurance contract liabilities. These positive impacts were partially offset by unfavourable morbidity experience in GB.

Net income for the nine months ended September 30, 2013 also reflected net realized gains on AFS assets, gains from investment activities on insurance contract liabilities, and positive morbidity experience in GB.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	13

SLF U.S.

SLF U.S. has three business units: Group Benefits (reported as Employee Benefits Group in 2013), International and In-force Management (International and In-force Management were reported together as Life and Investment Products in 2013). Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Underlying net income (loss) from Continuing Operations(1)	45	101	85	73	58	231	209
Underlying adjustments:
Market related impacts	(6)	(13)	(34)	6	16	(53)	53
Assumption changes and management actions	(42)	4	19	247	27	(19)	26
Operating net income (loss) from Continuing Operations(1)	(3)	92	70	326	101	159	288
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	(5)	(25)	–	(25)
Restructuring and other related costs	–	–	–	–	–	–	(7)
Reported net income (loss) from Continuing Operations	(3)	92	70	321	76	159	256
Underlying ROE (%)(1)	6.8	15.1	12.0	n/a	n/a	11.3	n/a
Operating ROE (%)(1)(2)	(0.4)	13.7	9.9	48.9	14.9	7.8	13.3
Operating net income (loss) by business unit(1)
Group Benefits(1)	(11)	3	17	2	23	9	51
International(1)	33	36	14	24	63	83	135
In-force Management(1)	(25)	53	39	300	15	67	102
Total operating net income (loss) from Continuing Operations(1)	(3)	92	70	326	101	159	288

(C$ millions)
Underlying net income (loss) from Continuing Operations(1)	48	111	94	76	61	253	215
Operating net income (loss) from Continuing Operations(1)	(4)	100	77	341	105	173	296
Reported net income (loss) from Continuing Operations	(4)	100	77	336	79	173	263

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

Operating ROE and underlying ROE beginning the first quarter of 2014 are based on the Continuing Operations. Operating ROE in quarters prior to the first quarter 2014 is based on operating net income from Combined Operations. For operating net income from Combined Operations refer to our 2013 annual MD&A.

Q3 2014 vs. Q3 2013

SLF U.S.’s reported net loss from Continuing Operations was C$4 million in the third quarter of 2014, compared to reported net income of C$79 million in the third quarter of 2013. Operating net loss from Continuing Operations was C$4 million in the third quarter of 2014, compared to operating net income of C$105 million in the third quarter of 2013. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$48 million, compared to C$61 million in the third quarter of 2013.

In U.S. dollars, SLF U.S.’s reported net loss from Continuing Operations was US$3 million in the third quarter of 2014, compared to reported net income of US$76 million in the third quarter of 2013. Operating net loss was US$3 million in the third quarter of 2014, compared to operating net income of US$101 million in the third quarter of 2013. Underlying net income from Continuing Operations was US$45 million in the third quarter of 2014, compared to US$58 million in the third quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of US$6 million in the third quarter of 2014 primarily driven by the impact of interest rate changes partially offset by credit spreads, compared to a favourable impact of US$16 million in the third quarter of 2013 primarily driven by interest rates; and

•	assumption changes and management actions, which had an unfavourable impact of US$42 million in the third quarter of 2014 compared to a favourable impact of US$27 million in the third quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the third quarters of 2014 and 2013 are set out in the table above.

14	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income from Continuing Operations in the third quarter of 2014 also reflected unfavourable underwriting experience in Group Benefits, primarily in the disability line of business, unfavourable mortality experience in Group Benefits and In-force Management and non-recurring expense experience.

Net income from Continuing Operations in the third quarter of 2013 also reflected unfavourable claims experience in Group Benefits and unfavourable mortality in In-force Management, partially offset by new business gains in International.

Total Group Benefits sales in the third quarter of 2014 decreased 11% compared to the same period last year, primarily driven by lower disability sales reflecting the impact of recent price increases and lower stop-loss sales.

Wealth sales in International increased 31% compared to the same period last year reflecting distribution expansion. International life insurance sales were 20% behind the record levels seen in the same period last year.

Q3 2014 vs. Q3 2013 (year-to-date)

SLF U.S.’s reported net income from Continuing Operations was C$173 million for the nine months ended September 30, 2014, compared to C$263 million for the same period last year. Operating net income from Continuing Operations was C$173 million in the first nine months of 2014, compared to C$296 million in the same period last year. Operating net income in SLF U.S. excludes the impact of restructuring and other related costs and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$253 million in the first nine months of 2014, compared to C$215 million in the same period of 2013.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$159 million for the nine months ended September 30, 2014, compared to US$256 million for the nine months ended September 30, 2013. Operating net income from Continuing Operations was US$159 million for the nine months ended September 30, 2014, compared to US$288 million for the nine months ended September 30, 2013. Underlying net income from Continuing Operations was US$231 million for the nine months ended September 30, 2014, compared to US$209 million in the same period last year. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of US$53 million in the first nine months of 2014 primarily driven by interest rates, compared to a favourable impact of US$53 million in the same period of 2013 primarily driven by interest rates and credit spreads; and

•

assumption changes and management actions, which had an unfavourable impact of US$19 million in the first nine months of 2014 compared to a favourable impact of US$26 million in the first nine months of 2013.

The adjustments to arrive at operating net income and underlying net income for the nine months ended September 30, 2014 and 2013 are set out in the table above.

Net income from Continuing Operations for the first nine months of 2014 also reflected net realized gains on the sale of AFS assets and favourable credit experience, partially offset by unfavourable mortality experience in group life and In-force Management and unfavourable underwriting experience in our group disability line of business.

Net income from Continuing Operations for the first nine months of 2013 also reflected the impact of unfavourable claims experience in Group Benefits.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	15

MFS Investment Management

	Quarterly results					Year-to-date
(US$ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Underlying net income(1)	154	133	133	148	116	420	317
Operating net income(1)	154	133	133	148	116	420	317
Operating adjustments:
Fair value adjustments on share-based payment awards	(28)	(40)	(46)	(72)	(57)	(114)	(149)
Reported net income	126	93	87	76	59	306	168

(C$ millions)
Underlying net income(1)	168	145	147	156	120	460	325
Operating net income(1)	168	145	147	156	120	460	325
Operating adjustments:
Fair value adjustments on share-based payment awards	(31)	(44)	(51)	(76)	(59)	(126)	(153)
Reported net income	137	101	96	80	61	334	172
Pre-tax operating profit margin ratio(2)	43%	40%	42%	45%	40%	42%	39%
Average net assets (US$ billions)(2)	434.7	427.9	412.0	398.1	373.2	425.0	357.2
Assets under management (US$ billions)(2)	424.8	438.6	420.6	412.8	385.6	424.8	385.6
Gross sales (US$ billions)(2)	20.1	19.5	22.4	22.5	25.4	62.0	73.5
Net sales (US$ billions)(2)	(2.0)	1.4	3.7	3.3	8.6	3.1	20.7
Asset appreciation (depreciation) (US$ billions)	(11.8)	16.6	4.1	24.1	23.4	8.9	42.7

S&P 500 Index (daily average)	1,977	1,879	1,834	1,772	1,674	1,897	1,600
MSCI EAFE Index (daily average)	1,924	1,942	1,894	1,860	1,748	1,920	1,708

(1)	Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.

Q3 2014 vs. Q3 2013

MFS’s reported net income was C$137 million in the third quarter of 2014, compared to C$61 million in the third quarter of 2013. MFS had operating net income and underlying net income of C$168 million in the third quarter of 2014, compared to C$120 million in the third quarter of 2013. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2013 increased operating net income by $8 million.

In U.S. dollars, MFS’s reported net income was US$126 million in the third quarter of 2014, compared to US$59 million in the third quarter of 2013. Operating net income and underlying net income were US$154 million in the third quarter of 2014, compared to US$116 million in the third quarter of 2013.

Net income increased in the third quarter of 2014 compared to the same period in 2013 driven primarily by higher average net assets and tax benefits. MFS’s pre-tax operating profit margin ratio was 43% in the third quarter of 2014, up from 40% in the third quarter of 2013.

Total AUM grew to US$424.8 billion as at September 30, 2014, compared to US$412.8 billion as at December 31, 2013. The increase of US$12.0 billion was primarily driven by gross sales of US$62.0 billion and asset appreciation of US$8.9 billion, partially offset by redemptions of US$58.9 billion. 76% and 71% of retail fund assets ranked in the top half of their Lipper categories based on three- and five-year performance, respectively at September 30, 2014.

Q3 2014 vs. Q3 2013 (year-to-date)

Reported net income for the first nine months ended September 30, 2014 was US$306 million, compared to US$168 million for the same period last year. Operating net income and underlying net income were US$420 million for the first nine months of 2014, compared to US$317 million for the nine months ended September 30, 2013. The increase in net income for the first nine months of 2014 compared to the same period last year was driven primarily by higher average net assets.

16	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asia

	Quarterly results					Year-to-date
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Underlying net income (loss)(1)	48	39	37	34	28	124	89
Underlying adjustments:
Market related impacts	3	(1)	(6)	2	(6)	(4)	25
Assumption changes and management actions	–	(1)	1	6	(4)	–	1
Operating net income (loss)(1)	51	37	32	42	18	120	115
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	–	(7)	–	(7)
Reported net income (loss)	51	37	32	42	11	120	108
Underlying ROE (%)(1)	7.1	6.1	6.0	n/a	n/a	6.4	n/a
Operating ROE (%)(1)	7.5	5.8	5.1	7.1	3.1	6.2	6.9

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q3 2014 vs. Q3 2013

SLF Asia’s reported net income was $51 million in the third quarter of 2014, compared to $11 million in the third quarter of 2013. Operating net income was $51 million in the third quarter of 2014, compared to $18 million in the third quarter of 2013. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Underlying net income was $48 million, compared to $28 million in the third quarter of 2013. Underlying net income excludes from operating net income:

•

market related impacts, which had a favourable impact of $3 million in the third quarter of 2014 primarily driven by equity markets, compared to an unfavourable impact of $6 million in the third quarter of 2013 primarily driven by interest rates and equity markets; and

•	assumption changes and management actions had no impact in the third quarter of 2014 compared to an unfavourable impact of $4 million in the third quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the third quarters of 2014 and 2013 are set out in the table above.

Net income in the third quarter of 2014 also reflected business growth relative to the third quarter of 2013.

Total individual life sales in the third quarter of 2014 increased 33% from the third quarter of 2013, with growth in all markets except in India. Sales increased in Hong Kong, the Philippines and China, 37%, 24% and 111%, respectively, measured in local currency, driven by growth in our agency in Hong Kong and the Philippines, and bancassurance distribution in China.

Q3 2014 vs. Q3 2013 (year-to-date)

Reported net income was $120 million for the first nine months of 2014, compared to $108 million for the same period last year. Operating net income was $120 million for the first nine months of 2014, compared to $115 million for the same period last year. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013. Underlying net income for the first nine months of 2014 was $124 million, compared to $89 million in the same period last year. Underlying net income excludes from operating net income:

•

market related impacts, which had an unfavourable impact of $4 million in the first nine months of 2014 primarily driven by interest rates partially offset by equity markets, compared to a favourable impact of $25 million in the same period of 2013 primarily driven by interest rates and partially offset by equity markets; and

•	assumption changes and management actions had no impact in the first nine months of 2014, compared to a favourable impact of $1 million in the same period of 2013.

Adjustments to arrive at underlying net income in the nine months ended September 30, 2014 and 2013 are set out in the table above.

Net income for the first nine months of 2014 also reflected favourable impacts from business growth and investing activities from insurance contract liabilities, partially offset by net losses on AFS securities driven by an impairment in Hong Kong, relative to the first nine months of 2013.

Total individual life sales in the first nine months of 2014 increased 8% from the first nine months of 2013. Sales increases in Hong Kong, Indonesia and China were partially offset by lower sales in the Philippines and India. Sales in Hong Kong, Indonesia and China increased 17%, 17% and 5%, respectively, measured in local currency, driven by growth in the agency channel in Hong Kong and Indonesia and growth in the bancassurance channel in China. Sales in the first nine months of 2014 also include our new joint ventures in Malaysia and Vietnam which began sales in the second quarter of 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	17

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments.

	Quarterly results					Year-to-date
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Underlying net income (loss)(1)	16	9	(48)	(39)	17	(23)	(74)
Underlying adjustments:
Market related impacts	(18)	(4)	5	7	12	(17)	9
Assumption changes and management actions	15	4	3	(2)	(65)	22	(58)
Operating net income (loss)(1)	13	9	(40)	(34)	(36)	(18)	(123)
Operating adjustments:
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	–	(5)	–	(5)
Restructuring and other related costs	(3)	(11)	(8)	(7)	(15)	(22)	(15)
Reported net income (loss)	10	(2)	(48)	(41)	(56)	(40)	(143)
Operating net income (loss) by business unit(1)
SLF U.K.(1)	44	37	28	29	63	109	107
Corporate Support(1)	(31)	(28)	(68)	(63)	(99)	(127)	(230)
Total operating net income (loss)(1)	13	9	(40)	(34)	(36)	(18)	(123)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Q3 2014 vs. Q3 2013

Corporate had a reported net income from Continuing Operations of $10 million in the third quarter of 2014, compared to a reported net loss from Continuing Operations of $56 million in the third quarter of 2013. Operating net income was $13 million for the third quarter of 2014, compared to an operating net loss of $36 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs and assumption changes in 2014 and 2013 and management actions related to the sale of our U.S. Annuity Business in 2013. Underlying net income was $16 million, compared to underlying net income of $17 million in the third quarter of 2013 and excludes from operating net loss:

•

market related impacts, which had an unfavourable impact of $18 million in the third quarter of 2014 primarily driven by interest rates, compared to a favourable impact of $12 million in the third quarter of 2013 primarily driven by interest rates and equity markets; and

•	assumption changes and management actions, which had a favourable impact of $15 million in the third quarter of 2014, compared to an unfavourable impact of $65 million in the third quarter of 2013.

The adjustments to arrive at operating net income and underlying net income in the third quarters of 2014 and 2013 are set out in the table above.

SLF U.K.’s operating net income was $44 million in the third quarter of 2014, compared to $63 million in the third quarter of 2013. SLF U.K.’s net income in the third quarter of 2014 reflected the unfavourable impact of interest rates, partially offset by positive mortality experience and a non-recurring tax-related benefit. Net income in the third quarter of 2013 reflected positive investing experience from trading activity and positive credit experience, as well as positive impacts from actuarial model refinements. There were also non-recurring favourable tax-related items in the third quarter of 2013, which included a tax benefit resulting from the recognition of previously unrecognized tax losses, partially offset by the effect of corporate income tax rate reductions enacted in the United Kingdom. These were partially offset by updates to actuarial methods and assumptions.

Corporate Support had an operating net loss of $31 million in the third quarter of 2014, compared to an operating net loss of $99 million in the third quarter of 2013. The decrease in loss was attributable to improved results in the run-off reinsurance business reflecting gains from investment activity in 2014 compared to losses from assumption changes in 2013. The improvement was also attributable to lower interest expense resulting from a reduction in subordinated debt, lower preferred share dividends from a reduction in preferred shares, and an increase in investment income on invested assets in Corporate Support, partially offset by foreign exchange losses.

Q3 2014 vs. Q3 2013 (year-to-date)

The reported net loss from Continuing Operations was $40 million in the Corporate segment for the nine months ended September 30, 2014, compared to a reported net loss of $143 million in the same period one year ago. Operating net loss was $18 million for the first nine months of 2014, compared to an operating net loss of $123 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs and assumption changes in 2014 and 2013 and management actions related to the sale of our U.S. Annuity Business in 2013. Underlying net loss was $23 million in the

18	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

nine months ended September 30, 2014, compared to an underlying net loss of $74 million in the nine months ended September 30, 2013 and excludes from operating net loss:

•

market related impacts, which had an unfavourable impact of $17 million for the first nine months of 2014 primarily driven by interest rates and equity markets, compared to a favourable impact of $9 million in the same period in 2013 primarily driven by interest rates partially offset by equity markets; and

•	assumption changes and management actions, which had a favourable impact of $22 million in the first nine months of 2014, compared to an unfavourable impact of $58 million in the same period of 2013.

The adjustments to arrive at operating net income and underlying net income for the nine months ended September 30, 2014 and 2013 are set out in the table above.

SLF U.K.’s operating net income for the nine months ended September 30, 2014 was $109 million, compared to $107 million for the first nine months ended September 30, 2013. Net income in the first nine months of 2014 reflected positive impacts from assumption changes and management actions, partially offset by the unfavourable impact of interest rates and equity markets. Net income in the first nine months of 2013 reflected gains from investing activities and positive credit experience within the annuity portfolio.

In Corporate Support, the operating net loss from Continuing Operations for the nine months ended September 30, 2014 was $127 million, compared to an operating loss of $230 million for the same period one year ago. The decrease in loss was due to the improved results in the run-off reinsurance business reflecting gains from investment activity in 2014 compared to losses from assumption changes in 2013. The improvement was also attributable to lower interest expense, lower preferred share dividends, and higher investment income in Corporate Support, partially offset by foreign exchange losses and higher operating expenses.

Additional Financial Disclosure

Revenue from Continuing Operations

	Quarterly results					Year-to-date
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Premiums
Gross	4,080	3,758	3,638	4,217	3,738	11,476	10,855
Ceded	(1,385)	(1,386)	(1,410)	(1,393)	(1,330)	(4,181)	(4,040)
Net premium revenue	2,695	2,372	2,228	2,824	2,408	7,295	6,815
Net investment income
Interest and other investment income	1,565	976	1,489	1,328	1,092	4,030	3,601
Changes in fair value of Fair Value Through Profit or Loss (“FVTPL”) assets and liabilities	195	1,814	1,620	(528)	(323)	3,629	(4,027)
Net gains (losses) on AFS assets	48	48	57	46	39	153	99
Fee income	1,111	1,105	1,066	1,040	940	3,282	2,676
Total revenue	5,614	6,315	6,460	4,710	4,156	18,389	9,164
Adjusted revenue(1)	6,111	5,738	5,544	6,171	5,658	17,296	16,338

(1)

Represents a non-IFRS financial measure that adjusts revenue for the impact of constant currency adjustment, FVTPL adjustment, and Reinsurance in SLF Canada’s GB operations adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures. Prior periods have been restated as described in Reconciliation of Non-IFRS Financial Measures.

Revenue in the third quarter of 2014 was $5.6 billion, compared to $4.2 billion in the third quarter of 2013. The increase is mainly attributable to net gains from changes in fair value of FVTPL assets and liabilities, currency impact from the weakening Canadian dollar, higher net premium revenue in SLF Canada and increased fee income in MFS. Adjusted revenue was $6.1 billion in the third quarter of 2014, compared to $5.7 billion in the third quarter of 2013. The increase relates primarily to higher net premium revenue in SLF Canada and fee income in MFS, partially offset by lower net premium revenue in SLF U.S. and SLF U.K.

Revenue was $18.4 billion for the nine months ended September 30, 2014, up $9.2 billion from the comparable period last year. The increase was mainly attributable to net gains in changes in fair value of FVTPL assets and liabilities, currency impact from the weakening Canadian dollar, higher fee income in MFS and higher net premium revenue in SLF Canada. Adjusted revenue of $17.3 billion for the nine months ended September 30, 2014 was $1.0 billion higher compared to the same period last year, primarily due to higher net premium revenue in SLF Canada and increased fee income in MFS, partially offset by lower net premium revenue in SLF U.S. and SLF U.K.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	19

Premiums and Deposits from Continuing Operations

	Quarterly results					Year-to-date
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	2014	2013
Net premium revenue	2,695	2,372	2,228	2,824	2,408	7,295	6,815
Segregated fund deposits	1,907	2,611	2,576	1,917	2,227	7,094	6,553
Mutual fund sales(1)(2)	14,714	16,267	18,567	14,679	16,242	49,548	50,351
Managed fund sales(1)	8,170	6,131	7,579	9,778	11,410	21,880	30,187
ASO premium and deposit equivalents(1)	1,638	1,495	1,760	1,551	1,460	4,893	4,422
Total premiums and deposits(1)(2)	29,124	28,876	32,710	30,749	33,747	90,710	98,328
Total adjusted premiums and deposits(1)(2)(3)	29,126	28,838	32,274	31,595	34,846	89,368	101,657

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Includes Birla Sun Life Asset Management Company’s equity and fixed income mutual funds based on our proportionate equity interest. Prior periods have been restated to reflect this change.
(3)

Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of constant currency adjustment and Reinsurance in SLF Canada’s GB operations adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures. Prior periods have been restated as described in Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $29.1 billion in the third quarter of 2014, compared to $33.7 billion in the third quarter of 2013. Adjusted premiums and deposits of $29.1 billion in the third quarter of 2014 decreased $5.7 billion from the third quarter of 2013. In both cases, the decrease was primarily the result of lower managed fund sales in MFS and mutual fund sales in MFS and India, partially offset by higher net premium revenue, mutual fund sales and ASO premium and deposit equivalents in SLF Canada.

Premiums and deposits were $90.7 billion for the nine months ended September 30, 2014, compared to $98.3 billion for the nine months ended September 30, 2013. Adjusted premiums and deposits of $89.4 billion for the nine months ended September 30, 2014 decreased by $12.3 billion over the same period last year. In both cases, the decrease was largely driven by lower managed fund sales in MFS and mutual fund sales in India, partially offset by higher net premium revenue, segregated fund deposits, mutual fund sales and ASO premium and deposit equivalents in SLF Canada.

Net premium revenue, which reflects gross premiums less amounts ceded to reinsurers, was $2.7 billion in the third quarter of 2014, up $0.3 billion from the third quarter of 2013. The increase was mainly attributable to increase in GRS in SLF Canada. Net premium revenue was $7.3 billion in the first nine months of 2014, compared to $6.8 billion in the same period of 2013. The increase was primarily driven by increases in Individual Insurance & Wealth, GRS in SLF Canada and Group Benefits in SLF U.S., partially offset by a decrease in SLF U.K.

Segregated fund deposits were $1.9 billion in the third quarter of 2014, compared to $2.2 billion in the third quarter of 2013. The decrease was largely attributable to decreases in GRS in SLF Canada. Segregated fund deposits were $7.1 billion for the first nine months of 2014, compared to $6.6 billion for the same period last year. The increase was primarily due to increases in GRS in SLF Canada, partially offset by decreases in the Philippines in SLF Asia.

Sales of mutual funds decreased $1.5 billion compared to the third quarter of 2013 driven by lower sales in MFS and India. Sales of managed funds decreased by $3.2 billion in the third quarter of 2014 compared to the third quarter of 2013, primarily driven by lower sales in MFS. Mutual fund sales were $49.5 billion for the first nine months of 2014, compared to $50.4 billion in the same period in 2013, mainly due to lower sales in India, partially offset by higher sales in SLF Canada. Managed fund sales were $21.9 billion for the first nine months of 2014, compared to $30.2 billion in the same period last year, primarily driven by lower sales in MFS.

ASO premium and deposit equivalents of $1.6 billion in the third quarter of 2014 were up $0.1 billion from the third quarter of 2013. ASO premium and deposit equivalents for the nine months in 2014 were up $0.5 billion compared to the same period last year. In both cases, the change reflected increases in SLF Canada and Hong Kong in SLF Asia.

20	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales from Continuing Operations

($ millions)	Q3’14	Q3’13
Life and health sales(1)
SLF Canada(2)	156	130
SLF U.S.(3)	155	171
SLF Asia(4)	111	85
Total life and health sales	422	386
Wealth sales(1)
SLF Canada (2)	2,375	2,209
SLF U.S.(3)	294	214
SLF Asia(5)	1,146	1,172
Total (excluding MFS)	3,815	3,595
MFS	21,873	26,400
Total wealth sales	25,688	29,995

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)

SLF Canada life and health sales include sales of individual insurance and group benefits products. SLF Canada wealth sales include sales of individual wealth products and sales in GRS. Also included in SLF Canada wealth sales are sales from Sun Life Investment Management Inc. of $25 million.

(3)

SLF U.S. life and health sales include sales by Group Benefits and individual life sales by International. SLF U.S. wealth sales include investment product sales in International. Prior period life and health sales has been restated.

(4)

Includes the individual life and health sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam based on our proportionate equity interest. Prior period has been restated to reflect this change.

(5)

Includes Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. Prior period has been restated to reflect this change.

Total Company life and health sales were $422 million in the third quarter of 2014, compared to $386 million in the same period last year.

•	SLF Canada life and health sales were $156 million in the third quarter of 2014, compared to $130 million in the third quarter of 2013, primarily reflecting higher sales in GB
•

SLF U.S. life and health sales were $155 million in the third quarter of 2014, compared to $171 million in the third quarter of 2013, driven by lower sales in both Group Benefits and individual insurance in International

•	SLF Asia life and health sales were $111 million in the third quarter of 2014, compared to $85 million in the third quarter of 2013, driven by growth in every region except India

Total Company wealth sales were $25.7 billion in the third quarter of 2014, compared to $30.0 billion in the third quarter of 2013.

•

SLF Canada wealth sales were $2.4 billion in the third quarter of 2014, compared to $2.2 billion in the third quarter of 2013, mainly reflecting strong mutual fund sales in Individual Insurance & Wealth, partially offset by lower sales in GRS

•	SLF U.S. wealth sales were $294 million in the third quarter of 2014, compared to $214 million in the third quarter of 2013, due to higher investment product sales in International
•

SLF Asia wealth sales were $1,146 million in the third quarter of 2014, compared to $1,172 million in the third quarter of 2013, primarily driven by lower fund sales in India, partially offset by higher wealth sales in China and Hong Kong

•	MFS gross sales were $21.9 billion in the third quarter of 2014, compared to $26.4 billion in the third quarter of 2013, reflecting lower mutual and managed fund sales

Assets Under Management

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $698.2 billion as at September 30, 2014, compared to AUM of $639.8 billion as at December 31, 2013. The increase in AUM of $58.4 billion between December 31, 2013 and September 30, 2014 resulted primarily from:

(i)	an increase of $26.8 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $16.1 billion;
(iii)	net sales of mutual, managed and segregated funds of $5.9 billion;
(iv)	other business growth of $5.4 billion;
(v)	an increase of $3.6 billion from the change in value of FVTPL assets and liabilities; and
(vi)	a net increase of $0.6 billion in other AUM resulting from a $4.8 billion favourable impact from the inclusion of AUM in International in SLF U.S. and a $4.2 billion unfavourable impact from the inclusion of the AUM of our joint venture investments in SLF Asia based on our proportionate equity interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	21

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $133.6 billion as at September 30, 2014, compared to $123.4 billion as at December 31, 2013. The increase in general fund assets from December 31, 2013 was primarily a result of $3.6 billion increase from the change in value of FVTPL assets and liabilities, positive currency movements of $2.7 billion and business growth of $3.9 billion.

Insurance contract liabilities from Continuing Operations (excluding other policy liabilities and assets) of $91.4 billion as at September 30, 2014 increased by $8.0 billion compared to December 31, 2013, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), currency movements and the balances arising from new policies.

Shareholders’ equity, including preferred share capital, was $18.2 billion as at September 30, 2014, compared to $17.2 billion as at December 31, 2013. The $0.9 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1,345 million in 2014, before preferred share dividends of $85 million;
(ii)	an increase of $402 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	net unrealized gains on AFS assets in other comprehensive income (“OCI”) of $149 million; and
(iv)	proceeds of $69 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $42 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(v)	changes in liabilities for defined benefit plans of $93 million;
(vi)	redemption of preferred shares of $250 million; and
(vii)	common share dividend payments of $648 million.

As at November 3, 2014, Sun Life Financial Inc. had 612.7 million common shares and 92.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q3’14	Q3’13
Net cash and cash equivalents, beginning of period	2,891	2,751
Cash flows provided by (used in):
Operating activities	958	615
Investing activities	(39)	154
Financing activities	(279)	(219)
Changes due to fluctuations in exchange rates	74	77
Increase (decrease) in cash and cash equivalents	714	627
Net cash and cash equivalents, end of period	3,605	3,378
Short-term securities, end of period	2,561	3,971
Net cash, cash equivalents and short-term securities, end of period	6,166	7,349

Net cash, cash equivalents and short-term securities were $6.2 billion at the end of the third quarter of 2014, compared to $7.3 billion at the end of the third quarter of 2013.

Cash provided by operating activities was $0.3 billion higher in the third quarter of 2014 than the same period last year, primarily due to higher realized gains on investments and lower net purchases of investments in the third quarter of 2014. Cash used in investing activities was $39 million in the third quarter of 2014, up $193 million from the third quarter of 2013. Cash provided by investing activities in the third quarter of 2013 included $165 million related to the cash proceeds from the sale of our U.S. Annuity Business of $1,580 million, net of cash and cash equivalents of the Discontinued Operations of $1,415 million. Cash used in financing activities was $279 million in the third quarter of 2014, compared to $219 million used in financing activities in the third quarter of 2013.

Income Taxes

In the third quarter of 2014, our effective tax rate on reported net income from Continuing Operations and operating net income from Continuing Operations was 20.1% and 17.1%, respectively. Normally, our effective tax rate is reduced below the statutory rate of 26.5% by a sustainable stream of tax benefits, mainly tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items. The effective tax rate calculated on operating income was below the expected range mainly due to non-recurring tax impacts in the U.K. and MFS.

22	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters on a Continuing Operations basis. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	Q2’13	Q1’13	Q4’12
Continuing Operations
Common shareholders’ net income (loss)
Operating(1)	467	488	454	642	422	431	448	333
Reported	435	425	400	571	324	391	410	284
Underlying(1)	517	499	440	375	448	373	385	310
Diluted EPS ($)
Operating(1)	0.76	0.80	0.74	1.05	0.69	0.71	0.75	0.56
Reported	0.71	0.69	0.65	0.93	0.53	0.64	0.68	0.47
Underlying(1)	0.84	0.81	0.72	0.61	0.74	0.62	0.64	0.52
Basic Reported EPS ($)
Reported	0.71	0.70	0.66	0.94	0.53	0.65	0.68	0.48
Operating net income (loss) by segment(1)
SLF Canada(1)	239	197	238	137	215	210	263	149
SLF U.S.(1)	(4)	100	77	341	105	126	65	93
MFS(1)	168	145	147	156	120	104	101	85
SLF Asia(1)	51	37	32	42	18	46	51	50
Corporate(1)	13	9	(40)	(34)	(36)	(55)	(32)	(44)
Total operating net income (loss)(1)	467	488	454	642	422	431	448	333

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Second Quarter 2014

Operating net income from Continuing Operations of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income from Continuing Operations of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income from Continuing Operations of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income from Continuing Operations also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013

Operating net income from Continuing Operations was $422 million in the third quarter of 2013. Net income from Continuing Operations in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013

Operating net income from Continuing Operations was $431 million in the second quarter of 2013. Net income from Continuing Operations in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	23

First Quarter 2013

Operating net income from Continuing Operations of $448 million in the first quarter of 2013 reflected favourable impacts from equity markets, basis risk, interest rates and credit spread movements and increases in the fair value of real estate classified as investment properties, partially offset by negative impact from swap spread movements. Gains from investment activity on insurance contract liabilities and positive impacts from mortality, morbidity and credit experience were partially offset by unfavourable lapse and other policyholder behaviour and expense experience.

Investments

We had total general fund invested assets of $119.2 billion as at September 30, 2014, compared to $109.6 billion as at December 31, 2013. The increase in general fund invested assets of $9.6 billion was primarily a result of favourable changes in fair value and foreign currency movement. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans, with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.3% and 5.2% of the portfolio, respectively. The remaining 5.3% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.(1)

	September 30, 2014		December 31, 2013
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,197	5.2%	7,636	7.0%
Debt securities – FVTPL	50,598	42.4%	43,662	39.7%
Debt securities – AFS	12,645	10.6%	11,151	10.2%
Equity securities – FVTPL	4,284	3.6%	4,342	4.0%
Equity securities – AFS	882	0.7%	852	0.8%
Mortgages and loans	32,154	27.0%	30,313	27.6%
Derivative assets	1,336	1.1%	948	0.9%
Other invested assets	2,111	1.8%	1,855	1.7%
Policy loans	2,830	2.4%	2,792	2.5%
Investment properties	6,163	5.2%	6,092	5.6%
Total invested assets	119,200	100%	109,643	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Debt Securities

As at September 30, 2014, we held $63.2 billion of debt securities, which represented 53.0% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 66.8% of the total debt securities as at September 30, 2014, compared to 67.5% as at December 31, 2013. Debt securities rated “BBB” or higher represented 97.2% of total debt securities as at September 30, 2014, compared to 97.0% as at December 31, 2013.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 67.4% of our total debt securities as at September 30, 2014, compared to 66.5% as at December 31, 2013. Total government issued or guaranteed debt securities as at September 30, 2014 were $20.6 billion, compared to $18.4 billion as at December 31, 2013. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at September 30, 2014 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

24	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt Securities of Governments and Financial Institutions by Geography

	September 30, 2014		December 31, 2013
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	13,855	2,252	11,893	1,740
United States	1,419	5,752	1,462	4,761
United Kingdom	2,224	2,007	2,000	1,652
Philippines	2,379	16	2,290	4
Eurozone(1)	157	786	172	696
Other(1)	591	1,367	556	1,234
Total	20,625	12,180	18,373	10,087

(1)

Our investments in Eurozone countries primarily include France, Germany, Italy, Netherlands and Spain. In addition, $296 million of debt securities issued by financial institutions as at December 31, 2013 that were previously classified as Eurozone have been reclassified to Other, and balances as at September 30, 2014 have been presented on a consistent basis.

Our gross unrealized losses as at September 30, 2014 for FVTPL and AFS debt securities were $0.32 billion and $0.03 billion, respectively, compared with $1.17 billion and $0.13 billion, respectively, as at December 31, 2013.

Our debt securities as at September 30, 2014 included $12.2 billion invested in the financial sector, representing approximately 19.3% of our total debt securities, or 10.2% of our total invested assets. This compares to $10.1 billion, or 18.4%, of the debt security portfolio as at December 31, 2013.

Our debt securities as at September 30, 2014 included $4.3 billion of asset-backed securities reported at fair value, representing approximately 6.8% of our debt securities, or 3.6% of our total invested assets. This compares to $3.6 billion of asset-backed securities as at December 31, 2013.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at September 30, 2014, we had a total of $32.2 billion in mortgages and loans compared to $30.3 billion as at December 31, 2013. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.1 billion. Our loan portfolio, which consists of private placement assets, was $19.1 billion. Mortgages and loans by geographic location are set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography

	September 30, 2014			December 31, 2013
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,697	12,065	19,762	7,539	11,296	18,835
United States	5,374	4,627	10,001	4,981	4,252	9,233
United Kingdom	1	598	599	7	504	511
Other	–	1,792	1,792	–	1,734	1,734
Total	13,072	19,082	32,154	12,527	17,786	30,313

As at September 30, 2014, our mortgage portfolio of $13.1 billion consisted mainly of commercial mortgages, spread across approximately 2,400 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 55%. The estimated weighted average debt service coverage is 1.66 times, compared to 1.65 times at December 31, 2013. The Canada Mortgage and Housing Corporation insures 24.0% of the Canadian commercial mortgage portfolio.

As at September 30, 2014, we held $19.1 billion of corporate loans, compared to $17.8 billion as at December 31, 2013. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio is comprised of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets and project finance loans in sectors such as power and infrastructure.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	25

Mortgages and Loans Past Due or Impaired

	September 30, 2014
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,992	19,062	32,054	–		–	–
Past due:
Past due less than 90 days	8	–	8	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	114	36	150	42	(1)	16	58
Total	13,114	19,098	32,212	42		16	58

	December 31, 2013
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,428	17,767	30,195	–		–	–
Past due:
Past due less than 90 days	5	–	5	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	141	35	176	47	(1)	16	63
Total	12,574	17,802	30,376	47		16	63

(1)	Includes $25 million of sectoral provisions as at September 30, 2014, $1 million higher than December 31, 2013.

Impaired mortgages and loans, net of allowance for losses, amounted to $92 million as at September 30, 2014, compared to $113 million as at December 31, 2013. The net carrying value of impaired mortgages amounted to $72 million as at September 30, 2014, compared to $94 million as at December 31, 2013. The majority of this net decrease is related to sales of impaired mortgages.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2014 was $1,809 million compared to $1,564 million as at December 31, 2013. The increase of $245 million was primarily due to increases in the provision for assets purchased net of dispositions, increases in the fair value of assets supporting our insurance contract liabilities, depreciation of the Canadian dollar, partially offset by assumption changes and the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	September 30, 2014	December 31, 2013
Net fair value	158	9
Total notional amount	45,824	43,343
Credit equivalent amount	652	659
Risk-weighted credit equivalent amount	6	6

26	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

The total notional amount of derivatives in our portfolio increased to $45.8 billion as at September 30, 2014, from $43.3 billion at the end of 2013. This increase was primarily attributable to increases in interest rate contracts and currency contracts, which were partially offset by decreases in equity contracts and other contracts. The net fair value of derivatives increased to $158 million as at September 30, 2014, from $9 million at the end of 2013. This increase was primarily due to increases in fair value on our interest rate portfolio due to a decline in yield curves offset by a decrease in fair value of our foreign exchange portfolio due to the depreciation of the Canadian dollar against the US dollar.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at September 30, 2014, our total capital was $21.1 billion, up from $20.5 billion as at December 31, 2013. The increase in total capital was primarily the result of common shareholders’ net income of $1,260 million and OCI of $453 million, partially offset by the net redemption of $250 million of subordinated debentures, redemption of $250 million of preferred shares and $579 million of common shareholders’ dividends (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company) and its wholly owned holding companies had $1,688 million in cash and other liquid assets as at September 30, 2014 ($2,143 million as at December 31, 2013). The decrease in liquid assets held in SLF Inc. in the first nine months of 2014 was largely attributable to the redemption of $500 million of Series 2009-1 subordinated debentures noted below. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities and exclude cash from short-term loans.

In the first quarter of 2014, we completed the redemption of all of our outstanding $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019. During the second quarter of 2014, we issued $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024 and completed the redemption of all of our $250 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R.

Sun Life Assurance’s MCCSR ratio was 218% as at September 30, 2014, compared to 219% as at December 31, 2013. The slight decrease to the MCCSR ratio over the period primarily resulted from market movements.

Normal Course Issuer Bid

On November 5, 2014, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 9 million common shares through a normal course issuer bid. The bid is expected to commence on November 10, 2014 and continue until November 9, 2015 or such earlier date as SLF Inc. completes its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange, as well as on alternative Canadian trading platforms, at prevailing market rates and any common shares purchased by SLF Inc. will be cancelled.

Risk Management

The shaded text and table in the following section of this document represents our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2014. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	27

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $48 million (pre-tax) in net gains on the sale of AFS assets from Continuing Operations during the third quarter of 2014 ($39 million pre-tax in the third quarter of 2013). The net unrealized gains or OCI position on AFS fixed income and equity assets from Continuing Operations was $285 million and $194 million, respectively, after-tax at September 30, 2014 ($169 million and $160 million, respectively, after-tax at December 31, 2013).

The following table sets out the estimated immediate impact or sensitivity of our net income from Continuing Operations, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2014 and December 31, 2013.

28	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Rate and Equity Market Sensitivities

As at September 30, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(7)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(7)	$(300)	$(150)	$100	$150
Potential impact on OCI(4)	$450	$200	$(200)	$(400)
Potential impact on MCCSR(5)	6% points decrease	2% points decrease	2% points increase	4% points increase
Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(200)	$(50)	$50	$100
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(5)	6% points decrease	1% point decrease	1% point increase	2% points increase

As at December 31, 2013(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(7)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(7)	$(300)	$(100)	$100	$150
Potential impact on OCI(4)	$350	$200	$(150)	$(350)
Potential impact on MCCSR(5)	5% points decrease	2% points decrease	2% points increase	3% points increase
Equity markets sensitivity(6)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(100)	$50	$150
Potential impact on OCI(4)	$(150)	$(50)	$50	$150
Potential impact on MCCSR(5)	10% points decrease	4% points decrease	2% points increase	3% points increase

(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2014 and December 31, 2013. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2014 and December 31, 2013, and include new business added and product changes implemented prior to such dates.

(4)

A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(5)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2014 and December 31, 2013. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital. The sensitivity of our MCCSR ratio to changes in equity markets has decreased at September 30, 2014 compared to December 31, 2013. This is the result of changes in the measurement of required capital for segregated funds caused by enhancements made to the mapping of our funds to hedge indices and to the discounting of cash flows.

(6)

Represents the respective change across all equity markets as at September 30, 2014 and December 31, 2013. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(7)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our liability and asset valuations (including non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	29

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
September 30, 2014	(125)	125
December 31, 2013	(100)	100

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
September 30, 2014	75	(75)
December 31, 2013	50	(50)

(1)	Sensitivities have been rounded to the nearest $25 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products are the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

30	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at September 30, 2014
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,156	151	11,042	65
SLF U.S.	5,124	248	5,156	65
Run-off reinsurance(4)	2,659	508	2,020	508
Total	20,939	907	18,218	638

As at December 31, 2013
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,987	255	11,271	(20)
SLF U.S.	4,793	206	4,716	52
Run-off reinsurance(4)	2,792	482	2,018	442
Total	20,572	943	18,005	474

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2013 to September 30, 2014 was primarily a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;
(ii)	the amount at risk decreased due to favourable equity market movements, partially offset by the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased mainly due to the weakening of the Canadian dollar and the reset of policy benefits, partially offset by the natural run-off of the block; and
(iv)	insurance contract liabilities increased due to unfavourable interest rate movement, partially offset by favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at September 30, 2014, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2014 and December 31, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	31

Impact of Segregated Fund Hedging

September 30, 2014
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(350)	(150)	(450)
Hedging impact	150	350	100	350
Net of hedging	–	–	(50)	(100)

December 31, 2013
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(250)	(200)	(500)
Hedging impact	150	250	150	400
Net of hedging	–	–	(50)	(100)

(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)	Net income sensitivities have been rounded to the nearest $50 million.
(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at September 30, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2014 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2013). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2014 would increase net income by approximately $150 million ($150 million increase as at December 31, 2013).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI for changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2013 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables

32	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2014 and December 31, 2013. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2014 and December 31, 2013, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A and AIF, for the year ended December 31, 2013.

Changes in Accounting Policies

We have adopted several new and amended IFRS in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on July 1, 2014 and ended on September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	33

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13
Reported Net income from Continuing Operations	435	425	400	571	324
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	2	(8)	5	17	(2)
Fair value adjustments on share-based payment awards at MFS	(31)	(44)	(51)	(76)	(59)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	–	(5)	(22)
Restructuring and other related costs	(3)	(11)	(8)	(7)	(15)
Operating net income (loss) from Continuing Operations	467	488	454	642	422

Market related impacts	(54)	(22)	(26)	37	57
Assumption changes and management actions	4	11	40	230	(83)
Underlying net income (loss) from Continuing Operations	517	499	440	375	448

Reported EPS from Continuing Operations (diluted) ($)	0.71	0.69	0.65	0.93	0.53
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	–	(0.01)	0.01	0.03	–
Fair value adjustments on share-based payment awards at MFS ($)	(0.05)	(0.07)	(0.08)	(0.12)	(0.10)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	–	–	–	(0.01)	(0.04)
Restructuring and other related costs ($)	–	(0.02)	(0.01)	(0.01)	(0.02)
Impact of convertible securities on diluted EPS ($)	–	(0.01)	(0.01)	(0.01)	–
Operating EPS from Continuing Operations (diluted) ($)	0.76	0.80	0.74	1.05	0.69

Market related impacts ($)	(0.09)	(0.03)	(0.04)	0.06	0.09
Assumption changes and management actions ($)	0.01	0.02	0.06	0.38	(0.14)
Underlying EPS from Continuing Operations(diluted) ($)	0.84	0.81	0.72	0.61	0.74

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) from Combined Operations and underlying net income (loss) from Combined Operations are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted Revenue. This measure adjusts revenue for the impact of: (i) the effects of exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“constant currency adjustment”); (ii) excluding fair value changes in FVTPL assets and liabilities net of foreign exchange gains (losses) arising from the translation of original currencies to functional currencies (“FVTPL adjustment”); and (iii) excluding reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB operations adjustment”). Adjusted revenue in disclosures prior to the first quarter of 2014 removed from revenue net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Adjusted revenue prior to the second quarter of 2014 did not adjust for the netting of foreign exchange gains (losses) arising from translation of original currencies to functional currencies. Prior periods have been restated to reflect this change. Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13
Revenues	5,614	6,315	6,460	4,710	4,156
Constant currency adjustment	138	137	156	32	–
FVTPL adjustment	495	1,560	1,921	(391)	(403)
Reinsurance in SLF Canada’s GB operations adjustment	(1,130)	(1,120)	(1,161)	(1,102)	(1,099)
Adjusted revenue	6,111	5,738	5,544	6,171	5,658

34	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) constant currency adjustment; and (ii) Reinsurance in SLF Canada’s GB operations adjustment. Adjusted premiums and deposits in disclosures prior to the first quarter of 2014 removed from total premiums and deposits net premiums from the life insurance business in SLF U.S. that was closed to new sales effective December 30, 2011. Prior periods have been restated to reflect this change. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13
Premiums and deposits	29,124	28,876	32,710	30,749	33,747
Constant currency adjustment	1,128	1,158	1,597	256	–
Reinsurance in SLF Canada’s GB operations adjustment	(1,130)	(1,120)	(1,161)	(1,102)	(1,099)
Adjusted premiums and deposits	29,126	28,838	32,274	31,595	34,846

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2014	35

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements set out in this document under the heading Assumption Changes and Management Actions, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Assumption Changes and Management Actions, Goodwill Impairment Testing, Capital Management and Risk Management and in SLF Inc.’s 2013 AIF under the headings Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; the performance of equity markets; changes or volatility in interest rates or credit/swap spreads; changes in legislation and regulations including capital requirements and tax laws; risks in implementing business strategies; legal and regulatory proceedings, including inquiries and investigations; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure and Internet-enabled technology; risks relating to product design and pricing; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to financial modelling errors; our dependence on third-party relationships including outsourcing arrangements; business continuity risks; the impact of higher-than-expected future expenses; the ability to attract and retain employees; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to liquidity; downgrades in financial strength or credit ratings; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risk management; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the impact of competition; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

36	Sun Life Financial Inc.	Third Quarter 2014	MANAGEMENT’S DISCUSSION AND ANALYSIS